UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

COLONY CAPITAL, INC. (f/k/a COLONY FINANCIAL, INC.)
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

      19624R106
(CUSIP Number)

Thomas J. Barrack, Jr. Colony Capital, Inc. 2450 Broadway, 6th Floor Santa Monica, California 90404 (310) 282-8820
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             April 2, 2015
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 12 Pages

CUSIP No. 19624R106	Page 2 of 12 Pages

1           Names of Reporting Persons

COLONY CAPITAL, LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		18,399,671
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 18,399,6711
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

18,399,671

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

14.1%

14           Type of Reporting Person (See Instructions)

OO
_______________
1 See Item 6 for a description of the Lock-up Agreement (as defined below).

CUSIP No. 19624R106	Page 3 of 12 Pages

1           Names of Reporting Persons

COLONY CAPITAL HOLDINGS, LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
c.	[ ]
d.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 20,021,530
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		20,021,5302

11           Aggregate Amount Beneficially Owned by Each Reporting Person

20,021,530

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

15.2%

14           Type of Reporting Person (See Instructions)

OO; HC
_______________
2 See Item 6 for a description of the Lock-up Agreement.

CUSIP No. 19624R106	Page 4 of 12 Pages

1           Names of Reporting Persons

THOMAS J. BARRACK, JR.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES OF AMERICA

	7	Sole Voting Power
Number of Shares		501,429
Beneficially Owned By Each	8	Shared Voting Power 20,698,144
Reporting Person With	9	Sole Dispositive Power 501,429
	10	Shared Dispositive Power
		20,698,1443

11           Aggregate Amount Beneficially Owned by Each Reporting Person

21,199,573

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

16.0%

14           Type of Reporting Person (See Instructions)

IN; HC
_______________
3 See Item 6 for a description of the Lock-up Agreement.

CUSIP No. 19624R106	Page 5 of 12 Pages

Item 1.                  Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the “Shares”) of Colony Capital, Inc. (f/k/a Colony Financial, Inc.), a Maryland corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 2450 Broadway, 6th Floor, Santa Monica, California, 90404.

Item 2.                  Identity and Background.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

This statement on Schedule 13D is filed on behalf of Colony Capital, LLC, a Delaware limited liability company (“Colony Capital”), Colony Capital Holdings, LLC, a Delaware limited liability company (“CC Holdings”) and Thomas J. Barrack, Jr., a U.S. citizen (“Mr. Barrack” and together with Colony Capital and CC Holdings, the “Reporting Persons”).  Colony Capital is a privately held, independent, global real estate investment firm founded in 1991 by Mr. Barrack.  On April 2, 2015, the Issuer acquired substantially all of Colony Capital’s assets as described in Items 4 and 6 of this Schedule 13D.  Prior to the consummation of the transactions described in Items 4 and 6, Colony Capital’s business was the sponsorship and management of investment funds and vehicles, which business historically primarily focused on real estate and real estate-related assets.  CC Holdings is the managing member and sole member of Colony Capital and Mr. Barrack owns a controlling interest in, and is the sole managing member of, CC Holdings.  The principal business address of each of Colony Capital, CC Holdings and Mr. Barrack is 2450 Broadway, 6th Floor, Santa Monica, California, 90404. A joint filing agreement of Colony Capital, CC Holdings and Mr. Barrack is attached hereto as Exhibit 1.

During the last five years, none of Colony Capital, CC Holdings or Mr. Barrack has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                  Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

As described in Item 4 below, Colony Capital acquired beneficial ownership of 18,399,671 Shares, CC Holdings acquired beneficial ownership of 20,021,530 Shares, and Mr. Barrack acquired beneficial ownership of 20,698,144 Shares, in each case, in the Combination (as defined below).  As previously disclosed on Mr. Barrack’s Form 4 filings, (a) Mr. Barrack used personal funds to purchase 69,075 shares of existing common stock of the Issuer, which has been reclassified as Class A Common Stock for the total purchase price of $1,381,500, and (b) Mr. Barrack acquired 432,354 Shares in connection with his service to the Issuer as Executive Chairman.

Item 4.                  Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On April 2, 2015 (the “Closing Date”), the Issuer acquired substantially all of the real estate investment management businesses and operations of Colony Capital and certain other entities (the “Combination”) pursuant to that certain Contribution and Implementation Agreement (the “Contribution

CUSIP No. 19624R106	Page 6 of 12 Pages

Agreement”), dated as of December 23, 2014 and effective on the Closing Date.  Among other things, pursuant to the Contribution Agreement (i) the Issuer contributed substantially all of its assets and liabilities not directly or indirectly held by Colony Capital Operating Company, LLC, a Delaware limited liability company (“OP”), to OP, (ii) Colony Capital, CC Holdings and CCH Management Partners I, LLC, a Delaware limited liability company (“CCH I”) that is controlled by CC Holdings, contributed to Colony Capital OP Subsidiary, LLC, a Delaware limited liability company (“NewCo”), certain assets and liabilities specified in the Contribution Agreement, (iii) Colony Capital, CC Holdings and CCH I contributed all the interests in NewCo to OP, and (iv) following such contributions, OP became an operating subsidiary of the Issuer and owns, among other things, substantially all of the assets and liabilities of the Issuer and Colony Capital’s combined businesses.  In consideration for such contributions, OP issued to Colony Capital 18,399,671 membership interests in OP (“OP Units”), and issued to CCH I, which is controlled by CC Holdings, 1,621,859 OP Units (excluded from these amounts are Shares that were transferred to Richard B. Saltzman by Colony Capital on the Closing Date as described in Item 6).

The Combination also provides for the payment of contingent consideration, which is subject to multi-year performance targets for the achievement of certain funds from operations (“FFO”) per share targets and capital-raising thresholds from the funds management businesses.  If the minimum performance target for either of the FFO or the capital-raising from funds management metric is not met or exceeded, the contingent consideration paid in respect of the other metric would not be paid out in full.  Colony Capital will be able to earn contingent consideration in an amount up to 2,621,375 OP Units and CCH I will be able to earn contingent consideration in an amount up to 608,798 OP Units.

In connection with the Combination, the Issuer amended its charter documents to reclassify its existing common stock as Shares and to designate the Class B common stock, par value $0.01 per share (“Class B Common Stock”) and to set the express terms, preferences, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of conversion and redemption of the Class B Common Stock.

The Class B Common Stock is economically equivalent to the Shares but will have thirty-six and one-half (36.5) votes per share on all matters on which the holders of Shares are entitled to vote, including the election of directors, and the holders of Shares and holders of shares of Class B Common Stock will vote together as a single class.  Each share of Class B Common Stock shall be convertible at any time into one share of Class A Common Stock.

The OP Units are units of membership interests of OP, which is a subsidiary of the Issuer.  Each OP Unit is redeemable, at the holder's option, subject to the terms and conditions set forth in the operating agreement of OP, for cash equal to the average closing price of the Shares for the ten consecutive trading days immediately preceding the date the holder receives a notice of redemption; provided that the Issuer may choose, at its sole discretion, to satisfy the redemption right by exchanging such OP Units for Shares on a one-for-one basis, in lieu of cash.  Subject to the terms of the Lock-up Agreement (defined below), a holder of the OP Units has the right to require OP to redeem part or all of the OP Units.  OP is not required to redeem a holder’s OP Units if such redemption would cause any person to violate ownership limits or other restrictions on ownership and transfer of the Shares.

The foregoing description of the Contribution Agreement is a summary only and is qualified in its entirety by reference to the full text of the Contribution Agreement, which is filed as Exhibit 3 to this Schedule 13D and is hereby incorporated by reference in response to this Item 4.

In connection with the Combination, the Issuer, OP and New Colony Holdings LLC, a Delaware limited liability company wholly-owned by Mr. Barrack (“New Colony”) entered into that certain Colony Mark Transfer Agreement pursuant to which New Colony transferred the Colony

CUSIP No. 19624R106	Page 7 of 12 Pages

trademark (the “Colony Mark”) to OP in exchange for (i) 112,627 Shares, and (ii) 563,987 shares of Class B Common Stock.  New Colony will also be able to earn contingent consideration in an amount up to 34,681 Shares and 90,991 shares of Class B Common Stock.  Such contingent consideration shall be earned over time under the same multi-year performance targets required for receipt of the contingent consideration under the Contribution Agreement.

The foregoing description of the Colony Mark Transfer Agreement is a summary only and is qualified in its entirety by reference to the full text of the Colony Mark Transfer Agreement, which is filed as Exhibit 4 to this Schedule 13D and is hereby incorporated by reference in response to this Item 4.

Prior to the Closing Date, Mr. Barrack served as the Executive Chairman of the Issuer and as the Chairman of the board of directors of the Issuer.  As described in Item 6 below, Mr. Barrack will continue to serve in the same roles following the Closing Date.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer.

(a) – (b) Colony Capital may be deemed to be the beneficial owner of 18,399,671 Shares, which represent approximately 14.1% of the Issuer’s outstanding Shares.  Colony Capital may be deemed to have sole power to vote and sole power to dispose of 18,399,671 Shares.  CC Holdings may be deemed to be the beneficial owner of 20,021,530 Shares, which represent approximately 15.2% of the Issuer’s outstanding Shares.  CC Holdings may be deemed to have shared power to vote and dispose of 20,021,530 Shares.  By virtue of his position as control person of CC Holdings, Mr. Barrack may be deemed to be the beneficial owner of 21,199,573 Shares, which represent approximately 16.0% of the Issuer’s outstanding Shares.  This number consists of (i) 614,056 Shares, (ii) 563,987 shares of Class B Common Stock, and (iii) 20,021,530 OP Units.  Mr. Barrack may be deemed to have sole power to vote and sole power to dispose of 501,429 Shares and shared power to vote and dispose of 20,698,144 Shares.

The percentages calculated in the immediately foregoing paragraph are calculated based on a total of 111,693,458 Shares outstanding as of April 2, 2015 (based on the Issuer’s Prospectus Supplement filed on April 2, 2015) plus the Shares issuable upon the conversion or exchange by a Reporting Person of the Class B Common Stock or OP Units, as applicable, beneficially owned by such Reporting Person.

(c)           Except as set forth on Exhibit 2 attached hereto and otherwise described herein, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

CUSIP No. 19624R106	Page 8 of 12 Pages

(d)           The members of (or investors in) Colony Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective limited partnership interests (or investment percentages).

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

In connection with the execution of the Contribution Agreement, the Issuer entered into a Registration Rights Agreement with Colony Capital, CC Holdings, CCH I, and certain other persons party thereto from time to time (the “Registration Agreement”).  Pursuant to the Registration Rights Agreement, the Issuer, among other things, agreed (i) to use commercially reasonably efforts to cooperate with the holders of Registrable Securities (as defined below) to facilitate any proposed sale of Registrable Securities in accordance with the provisions of Rule 144, (ii) to file with the SEC as soon as possible following the signing of the Registration Agreement a shelf registration statement (the “Initial Registration Statement”) on Form S-3 covering the resale pursuant to Rule 415 from time to time by the holders of Registrable Securities issued upon the closing of the transactions contemplated by the Contribution Agreement, and (iii) to file one or more additional registration statements covering the resale pursuant to Rule 415 from time to time by the holders of Registrable Securities the resale of those securities not registered pursuant to the Initial Registration Statement.  Under certain circumstances, the Issuer may direct the holders of Registrable Securities to suspend sales of such securities pursuant to a registration statement for no more than 60 days at one time or 90 days in any 365-day period. As used herein, “Registrable Securities” means (i) the Shares issued pursuant to the Contribution Agreement, (ii) the Shares issued or issuable upon exchange of OP Units or conversion of Class B Common Stock issued pursuant to the Contribution Agreement, and (iii) any additional securities issued or issuable as a dividend or distribution in exchange for Shares, OP Units or Class B Common Stock, in each case, until the earliest to occur of (a) the date on which such securities have been sold pursuant to a registration statement, (b) the date on which such securities are sold to the Issuer or any of its subsidiaries, or (c) the date on which such securities are freely tradeable without regard to the limitations imposed by Rule 144.

The foregoing description of the Registration Agreement is a summary only and is qualified in its entirety by reference to the full text of the Registration Agreement, which is filed as Exhibit 5 to this Schedule 13D and is hereby incorporated by reference in response to this Item 6.

The Issuer also entered into a Lock-Up and Liquidated Damages Agreement on December 23, 2014 with each of OP, Colony Capital and Mr. Barrack (the “Barrack Lock-up Agreement”).  Although vested, the OP Units issued to Colony Capital pursuant to the Contribution Agreement will be subject to restrictions on transfer.  At each anniversary of the date on which the OP Units were issued, a portion of the OP Units will be released from the transfer restrictions resulting in an approximately ratable release across the five-year lock-up period, such that all of the OP Units will be freely transferable on the fifth anniversary of the Closing Date. In addition, the agreement provides for the earlier transferability of OP Units for certain limited purposes, including transfers in respect of pledging activities, gifts, transfers to family estate planning vehicles, transfers required by law, transfers to cover tax obligations relating to the OP Units and transfers to past or present employees (generally subject to specified vesting conditions), among others.  While Mr. Barrack is permitted to make these transfers, he is required to retain sufficient OP Units to satisfy any amount that may come due under the liquidated damages provision described below.

CUSIP No. 19624R106	Page 9 of 12 Pages

The Barrack Lock-up Agreement generally provides that if Mr. Barrack materially violates or fails to perform his obligations under the non-competition covenant contained in the agreement under certain circumstances prior to the earlier of (i) the fifth anniversary of the Closing and (ii) the termination of his employment by the Issuer without “cause” (as defined in the Employment Agreement and including non-renewal of the Employment Agreement by the Issuer) or by Mr. Barrack for “good reason” (as defined in the Employment Agreement), and fails to cure and cease the violation within 60 days following the date on which he receives written notice of the violation, then Colony Capital will be required to remit to OP a specified amount of OP Units issued to it on the Closing Date as liquidated damages for the violation. The amount of OP Units required to be remitted as liquidated damages decreases by 20% upon each anniversary of the Closing Date, such that no OP Units will be required to be remitted to OP upon any non-competition violation that occurs on or after the fifth anniversary of the Closing Date.

The foregoing description of the Barrack Lock-up Agreement is a summary only and is qualified in its entirety by reference to the full text of the Barrack Lock-up Agreement, which is filed as Exhibit 6 to this Schedule 13D and is hereby incorporated by reference in response to this Item 6.

The Issuer also entered into a Lock-up Agreement on December 23, 2014 with each of the OP and CCH I (the “CCH I Lock-up Agreement”).  Although vested, the OP Units issued to CCH I pursuant to the Contribution Agreement will be subject to restrictions on transfer.  At each anniversary of the date on which the OP Units were issued, a portion of the OP Units will be released from the transfer restrictions resulting in an approximately ratable release across the three-year lock-up period, such that all of the OP Units will be freely transferable on the third anniversary of the Closing Date. In addition, the agreement provides for the earlier transferability of OP Units for certain limited purposes, including transfers in respect of pledging activities, gifts, transfers to family estate planning vehicles, transfers required by law, and transfers to cover tax obligations relating to the OP Units, among others.

The foregoing description of the CCH I Lock-up Agreement is a summary only and is qualified in its entirety by reference to the full text of the CCH I Lock-up Agreement, which is filed as Exhibit 7 to this Schedule 13D and is hereby incorporated by reference in response to this Item 6.

In connection with the Combination, Mr. Barrack entered into the Employment Agreement, dated as of December 23, 2014, by and between Mr. Barrack and the Issuer (the “Employment Agreement”), effective as of the Closing Date, that sets forth the terms and conditions of his service as the Executive Chairman of the Issuer and the Chairman of the Board of the Issuer.

The Employment Agreement has an initial term of five years, subject to automatic renewals of additional successive one-year periods unless either party provides at least 180 days’ advance notice of non-renewal.  The Employment Agreement provides that Mr. Barrack will receive an annual base salary of $1,000,000 and will be eligible to receive a discretionary annual cash bonus with an initial target amount of $4,000,000. In addition, Mr. Barrack will be eligible to receive annual grants of equity-based awards with a target value of 350% of his base salary. Mr. Barrack will also continue to receive allocations in respect of carried interests, incentive fees and other like remuneration in respect of funds managed by the Issuer that were granted to Mr. Barrack prior to the Combination and will be eligible to be granted new allocations in respect of carried interests, incentive fees and other like remuneration in respect of funds managed by the Issuer as is determined by the Issuer’s board of directors from time to time in consultation with Mr. Barrack.  Mr. Barrack will also be eligible to participate in certain benefit plans and will be entitled to receive certain perquisites, each as described in the Employment Agreement.

CUSIP No. 19624R106	Page 10 of 12 Pages

The foregoing description of the Employment Agreement is a summary only and is qualified in its entirety by reference to the full text of the Employment Agreement, which is filed as Exhibit 8 to this Schedule 13D and is hereby incorporated by reference in response to this Item 6.

The Issuer entered into a Share Transfer and Liquidated Damages Agreement with Colony Capital, CC Holdings and Richard B. Saltzman (“Mr. Saltzman”) on December 23, 2014 (the “Share Transfer Agreement”), which became effective on the Closing Date.  Pursuant to the Share Transfer Agreement, Colony Capital transferred 1,314,981 Shares (which do not include the Shares withheld to pay the tax liability associated with Mr. Saltzman’s acquisition of Shares) to Mr. Saltzman and Colony Capital may transfer up to an additional 987,008 Shares to Mr. Saltzman as contingent consideration.  Such contingent consideration shall be earned over time under multi-year performance targets required for receipt of the contingent consideration described above.

The foregoing description of the Share Transfer Agreement is a summary only and is qualified in its entirety by reference to the full text of the Share Transfer Agreement, which is filed as Exhibit 9 to this Schedule 13D and is hereby incorporated by reference in response to this Item 6.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                  Material to be Filed as Exhibits.

Exhibit 1 – Agreement, dated the date hereof, by and among Colony Capital, CC Holdings and Mr. Barrack to file this Schedule 13D and any amendments hereto jointly on behalf of each of them.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

Exhibit 3 – Contribution and Implementation Agreement, dated as of December 23, 2015, by and among Colony Capital, CC Holdings, CCH I, Colony Capital OP Subsidiary LLC, FHB Holding LLC, Richard Saltzman, CFI RE Masterco, LLC and the Issuer (incorporated by reference to Exhibit 2.1 to Form 8-K, filed by the Issuer on December 23, 2014).

Exhibit 4 – Colony Mark Transfer Agreement, dated as of December 23, 2014, by and among the Issuer, CFI RE Masterco LLC, and New Colony (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Issuer on December 23, 2014).

Exhibit 5 – Registration Rights Agreement, dated as of December 23, 2015, by and among Colony Capital, CC Holdings, CCH I, and the other persons party thereto from time to time (incorporated by reference to Exhibit H to Appendix A to Schedule 14A, filed by the Issuer on February 24, 2015).

Exhibit 6 – Lock-up Agreement, dated as of December 23, 2014, by and among the Issuer, OP, Colony Capital and Mr. Barrack (incorporated by reference to Exhibit 10.4 to Form 8-K, filed by the Issuer on December 23, 2014).

CUSIP No. 19624R106	Page 11 of 12 Pages

Exhibit 7 – Lock-up Agreement, dated as of December 23, 2014, by and among the Issuer, OP and CCH I (incorporated by reference to Exhibit 2.1 to Form 8-K, filed by the Issuer on December 23, 2014).

Exhibit 8 – Employment Agreement, dated as of December 23, 2014, by and among the Issuer and Mr. Barrack (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Issuer on December 23, 2014).

Exhibit 9 – Share Transfer Agreement, dated as of December 23, 2014, by and among the Issuer, Colony Capital, CC Holdings, and Mr. Saltzman (incorporated by reference to Exhibit 10.5 to Form 8-K, filed by the Issuer on December 23, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 13, 2015	COLONY CAPITAL, LLC

By: Colony Capital Holdings, LLC, its sole member

By: /s/ Thomas J. Barrack, Jr.
Name: Thomas J. Barrack, Jr.
Title: Managing Member

Date: April 13, 2015	COLONY CAPITAL HOLDINGS, LLC

By: /s/ Thomas J. Barrack, Jr.
Name: Thomas J. Barrack, Jr.
Title: Managing Member

Date: April 13, 2015	THOMAS J. BARRACK, JR.

By: /s/ Thomas J. Barrack, Jr.

EXHIBIT 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Colony Capital, Inc. (f/k/a Colony Financial, Inc.), and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: April 13, 2015	COLONY CAPITAL, LLC

By: Colony Capital Holdings, LLC, its sole member

By: /s/ Thomas J. Barrack, Jr.
Name: Thomas J. Barrack, Jr.
Title: Managing Member

Date: April 13, 2015	COLONY CAPITAL HOLDINGS, LLC

By: /s/ Thomas J. Barrack, Jr.
Name: Thomas J. Barrack, Jr.
Title: Managing Member

Date: April 13, 2015	THOMAS J. BARRACK, JR.

By: /s/ Thomas J. Barrack, Jr.

EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 13, 2015.

WHO EFFECTED TRANSACTION	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SECURITY
New Colony Holdings, LLC	Acquisition of Class A Common Stock as described in this Schedule 13D	4/2/2015	112,627	$0
New Colony Holdings, LLC	Acquisition of Class B Common Stock as described in this Schedule 13D	4/2/2015	563,987	$0
Colony Capital LLC	Acquisition of OP Units as described in this Schedule 13D	4/2/2015	18,399,671	$0
CCH Management Partners I, LLC	Acquisition of OP Units as described in this Schedule 13D	4/2/2015	1,621,859	$0
Colony Financial Manager, LLC4	Distribution to certain persons for services provided by each such person to Colony Financial Manager LLC	3/6/2015	24,662	$0
Colony Financial Manager, LLC	Automatic return of unvested securities to Colony Financial Manager LLC in accordance with the forfeiture terms of the Restricted Stock Agreement of a Colony Capital employee whose employment with Colony Capital ceased on February 4, 2015	2/4/2015	24,662	$0
_____________________

_____________________
4 Colony Capital LLC is the managing member of Colony Financial Manager, LLC and deemed to be the beneficial owner of the Shares held by Colony Financial Manager, LLC.